UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PRIMO WATER CORPORATION

(Name of Issuer)
Common Shares, No Par Value Per Share

(Title of Class of Securities)
74167P108

(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74167P108	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Nitorum Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,546,115
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,546,115
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,546,115
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 74167P108	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Nitorum GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,546,115
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,546,115
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,546,115
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 74167P108	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Seth Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,546,115
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,546,115
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,546,115
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 74167P108	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

PRIMO WATER CORPORATION

Item 1.	(b) Address of Issuer’s Principal Executive Offices

4221 West Boy Scout Boulevard, Suite 400

Tampa, Florida, 33607

Item 2.	(a) Name of Person Filing

This statement is filed by:

Nitorum Capital, L.P., a Delaware limited partnership, which serves as the investment adviser to Nitorum Fund, L.P., a Delaware limited partnership, and Nitorum Master Fund, L.P., a Cayman Islands limited partnership (together with Nitorum Fund, L.P., the "Nitorum Funds"), with respect to the Common Stock held directly by the Nitorum Funds; and

Nitorum GP, LLC, a Delaware limited liability company, which serves as the general partner of the Nitorum Funds, with respect to the Common Stock held directly by the Nitorum Funds; and

Seth Rosen, the Managing Partner of Nitorum Capital, L.P. and the Managing Member of Nitorum GP, LLC, with respect to the Common Stock held directly by the Nitorum Funds.

(b) Address of Principal Business Office, or, if none, Residence

The address of the principal business office of each Reporting Person is 450 Park Avenue, 7th Floor, New York, New York 10022.

(c) Citizenship

Nitorum Capital, L.P. is a Delaware limited partnership; Nitorum GP, LLC is a Delaware limited liability company; and Seth Rosen is a United States citizen.

Item 2.	(d) Title of Class of Securities

Common Stock, No Par Value Per Share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

74167P108

CUSIP No. 74167P108	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not Applicable

CUSIP No. 74167P108	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Common Stock as of December 31, 2020, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on 160,197,056 shares of Common Stock outstanding as of November 2, 2020, as the Issuer reported in its 10-Q filed with the SEC on November 5, 2020.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74167P108	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Nitorum Capital, L.P.
By:	Nitorum Capital GP, LLC, its general partner
By:	/s/ Seth Rosen
Seth Rosen, Managing Member of Nitorum Capital GP, LLC

Nitorum GP, LLC

By:	/s/ Seth Rosen
Seth Rosen, Managing Member
Seth Rosen

By:	/s/ Seth Rosen

CUSIP No. 74167P108	SCHEDULE 13G/A	Page 9 of 9 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2021

Nitorum Capital, L.P.
By:	Nitorum Capital GP, LLC, its general partner
By:	/s/ Seth Rosen
Seth Rosen, Managing Member of Nitorum Capital GP, LLC

Nitorum GP, LLC

By:	/s/ Seth Rosen
Seth Rosen, Managing Member

Seth Rosen

By:	/s/ Seth Rosen